

December 9, 2010

Ms. Sandra A. Knell
 Chief Financial Officer
THE COAST DISTRIBUTION SYSTEM, INC.
350 Woodview Avenue
Morgan Hill, California 95037

> **Re: The Coast Distribution System, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 1-09511**

Dear Ms. Knell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2009)

Consolidated Statements of Operations, page 31

1.   Reference is made to the line item titled "Equity in net earnings of affiliated companies." Please tell us why no disclosures are required under Rule 8-03 (b) (3) of Regulation S-X. If you believe that the investment is not material, please provide numerical support for your response. Indicate the location of any related footnote or narrative disclosures in your filing.

2.   As a related matter, please tell us more about this investment. That is, describe the nature of the investee, quantify your interest in it (in both dollar and percentage terms), indicate its classification on your balance sheet and explain any changes in the investment in fiscal 2010. In this regard, we note no related balance in the statement of cash flows for the nine months ended September 30, 2010.

<u>Schedule II, page 46</u>

3.   We note the activity of additions and deletions in the reserve balances for doubtful accounts, inventory obsolescence, and deferred tax assets. In future filings please provide a brief narrative discussion for the significant changes. In this regard, for example, for the year ended December 31, 2009, provide a brief narrative discussion as to why the reserve balances were decreased for doubtful accounts and inventory obsolescence. In addition, discuss why the deferred tax asset valuation allowance was significantly increased in the year ended December 31, 2008. Also, since each of these three reserve accounts are included in your MD&A – Critical Accounting Policies, you may choose to provide the narrative discussion as to reasons for the change in MD&A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief